Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 3, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

N E W S   R E L E A S E

SHANGHAI TOBACCO AND GALLAHER SIGN RECIPROCAL
LICENSE AGREEMENTS FOR CHINA AND RUSSIA

Shanghai Tobacco (Group) Corp. ("STG") and Gallaher have signed reciprocal trademark license agreements to manufacture, distribute and sell one of each other’s brands in China and Russia. This follows last year's signing of a co-operative Letter of Intent with the China National Tobacco Corporation ("CNTC"), together with the State Tobacco Monopoly Administration ("STMA").

Under the license agreements, STG has nominated one of its key brands, Golden Deer, to be manufactured, distributed and sold in Russia by Gallaher, through its Liggett-Ducat operation, and Gallaher has nominated one of its key brands, Memphis, to be manufactured, distributed and sold by STG in China.

The products are planned to be launched in the first half of 2004, and initially will be distributed and sold in the Shanghai and Moscow municipalities. Thereafter they may be rolled out to other cities and provinces across China and Russia.

Under the terms of the agreements, a Business Co-ordination Committee has been established to prepare the brands for launch in each company's respective markets, and to co-ordinate co-operation and communication between the parties for the development of the business.

Mr Dong Hao Lin, General Manager of STG, said: "The agreement signed today is a significant milestone for Shanghai Tobacco, and is an important co-operation with an overseas company. I believe that after this co-operation, Shanghai Tobacco and Gallaher will gain significant success in international markets.”.

Mr Jiang Chengkang, Director General of STMA, said: “The signing of the agreement today is the result of friendly co-operation and hard work by all parties. The China Tobacco Industry is based on the principles of fairness and mutual benefit, and this has resulted in the friendly co-operation with Gallaher.”.

Continued/…

Nigel Northridge, Chief Executive of Gallaher, said: “These reciprocal agreements result from the successful efforts of the joint project team formed with Shanghai Tobacco – and I am delighted that we have moved into the next stage of our mutual collaboration.

“Today marks further progress in Gallaher’s Eurasian vision.”.

3 November 2003

For further information, contact:

Claire Jenkins, Director, Investor Relations	Tel:	01932 859777

Anthony Cardew, CardewChancery.	Tel:	020 7930 0777

Notes to Editors

-	The State Tobacco Monopoly Administration of the P.R.C. (“STMA”) is the Government administration department with responsibility for: managing the tobacco industry; working out principles and policies; enforcing laws and regulations; practicing the monopoly administration over tobacco commodities’ production, marketing, importation and exportation; and, overseas economic and technical co-operation.

Mr Jiang Chengkang is the Director General of STMA, and the General Manager of CNTC.

Further information on STMA is available on its Chinese language joint website with CNTC: www.tobacco.gov.cn

-	The China National Tobacco Corporation (“CNTC”) reports to STMA, and is the corporation that organises the production, marketing, importation and exportation of tobacco commodities (including: cigarettes; cigars; cut tobacco; re-dried tobacco; tobacco leaf; filter rods; cigarette tow; and, tobacco machinery).

A subsidiary of CNTC operates a website which focuses on tobacco and cigarette related news: www.tobaccochina.com

-	Shanghai Tobacco (Group) Corp. ("STG") is the second largest tobacco company in China with annual production volumes of some 70 billion cigarettes.

Continued/…

The corporation operates two factories and employs around 7,000 people. STG products are distributed throughout China and are sold in overseas markets including Australia, Hong Kong, Singapore, and, in conjunction with Gallaher, the UK.

Mr Dong Hao Lin is the General Manager of STG, and the Director General of the Shanghai Tobacco Monopoly Administration.

Further information regarding STG is available on its Chinese language website: www.sh-tobacco.com.cn

-	China is the world’s largest tobacco market, with annual volume sales of some 1.7 trillion cigarettes (almost one-third of the world’s consumption). CNTC brands account for over 98% of the market.

The Chinese cigarette industry is currently undergoing restructuring in order to enhance efficiency. This involves a reduction in the number of manufacturing facilities and brands.

At the same time various restrictions applicable to imported brands are in the process of being relaxed to allow foreign companies wider access to distribution.

-	Gallaher has built its presence in China since gaining an import listing for its Sobranie brand in 1997. Sobranie has been established in Shanghai, Beijing and Guangzhou and is supported in these areas by the Group’s three representative offices. These were acquired from its former agent, Gold Bond, in January 2003.

Sales of Sobranie have increased by some 60% in 2003 and the brand now has a share of imported cigarettes of around 3.5%.

Gallaher has developed a close relationship with STG over the past seven years. STG has actively helped Gallaher build its Sobranie brand in Shanghai, providing effective distribution, sales support and merchandising throughout the province. The companies’ relationship was strengthened further when Gallaher introduced STG's most prestigious brand, Chunghwa, into the UK in 2001.

-	Russia is the world’s fifth largest market, with annual consumption of around 300 billion cigarettes. The four leading international manufacturers in Russia account for some 68% of consumer sales.

Continued/…

-	Liggett-Ducat, a wholly-owned subsidiary of Gallaher, sold 63 billion cigarettes in 2002. This represented an increase of 13.1% over the previous year. The company operates a single production facility in Moscow.

Since acquiring Liggett-Ducat in 2000, Gallaher has invested in the factory – increasing production capacity of hard-box filter brands – and has significantly extended its nationwide distribution network.

By the first half of 2003, Gallaher’s market share in Russia had reached 14.5% (2001 H1: 13.9%).

-	Gallaher acquired the American blend brand Memphis on its acquisition of Austria Tabak in 2001. In 2002, Memphis’ total volume sales were 6.9 billion cigarettes. In addition to Memphis’ growing positions in Central and Eastern Europe, the brand house was the leading cigarette in Austria in 2002, with a market share of 27.5%.

-	Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Estonia, Germany, Greece, Kazakhstan, Republic of Ireland, Russia, Sweden and the UK. Gallaher’s comprehensive brand portfolio includes Benson & Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Troika, LD, Memphis, Milde Sorte, Ronson, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

The Group employs over 10,000 people, with manufacturing plants in the UK, Austria, Sweden, Poland, Russia, Kazakhstan and Ukraine. Gallaher’s shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

Further information on Gallaher is available on the Company’s website: www.gallaher-group.com

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: November 3, 2003	Title:	Deputy Company Secretary